Mail Stop 4561   September 3, 2008

Via U.S. First Class Mail

Jorge Horacio Brito
Chief Executive Officer
Macro Bank Inc.
Sarmiento 447
1041 Buenos Aires
Republic of Argentina

      Re: Macro Bank Inc.
              Form 20-F
              Filed June 30, 2008
              File No. 001-32827

Dear Mr. Brito:

      We have completed our review of your Form 20-F and have no further comments
at this time.

                        Sincerely,

                        Gregory Dundas
                        Senior Attorney

cc: Hugo N.L. Bruzone, Esq.
        Bruchou, Fernandez Madero & Lombardi
        Ing. Butty 275, 12th Floor
        C1001AFA – Buenos Aires, Argentina

        By fax (646) 848-5009
        Antonia E. Stolper, Esq.
        Shearman & Sterling LLP